SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ---------------


                           SCHEDULE 13D
                          (Rule 13d-101)

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 Renaissance Solutions, Inc.
                 ---------------------------
                      (Name of Issuer)

               Common Stock, $0.0001 par value
               -------------------------------
                (Title of Class of Securities)

                         759924 10 3
                         -----------
                        (CUSIP Number)


                    Michael R. Chayet, Esq.
                    Gemini Consulting, Inc.
                        25 Airport Road
                    Morristown, New Jersey 07960
                      (201) 285-9009 ext. 2216
       -------------------------------------------------
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         March 22, 1996
                 -----------------------------
                 (Date of Event which Requires
                   Filing of this Statement)


      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                  (Continued on following pages)

                     (Page 1 of 6 Pages)



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 CUSIP NO.  759924 10 3            13D                  Page 2 of 6 Pages
            -----------



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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gemini Consulting, Inc.   22-2575929
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [   ]

                                                         (b)  [ X ]

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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      Warrants: WC
      Options: OO
-------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [   ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
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                7   SOLE VOTING POWER

NUMBER OF           None
SHARES         ----------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
EACH                None
REPORTING      ----------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH
                    None
               ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    None
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          [   ]

-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------




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Preface.

      This Schedule 13D relates to three options (the "Options") and two warrants (Nos. 1 and 2, and collectively, the "Warrants") to acquire an aggregate amount of 783,600 underlying shares (the "Shares") of common stock (the "Common Stock"), $0.0001 par value, of Renaissance Solutions, Inc., a Delaware corporation (the "Issuer").

      As previously disclosed on pages 33 and 34 of Amendment No. 4 to Form S-1 dated April 3, 1995, and on pages 33 and 34 of Amendment No. 1 to Form S-1 dated May 3, 1996, filed by the Issuer, the Options and Warrants were acquired by Gemini Consulting, Inc., a Delaware corporation ("Gemini"), on April 11, 1995.

      By the terms of the instruments under which they were granted, Warrant No. 1 was not exercisable until April 11, 1996, and the Options and Warrant No. 2 were not exercisable until the later of (i) April 11, 1996 and (ii) the date on which Gemini gave notice to the Issuer that Gemini was released from certain regulatory restrictions related to Section 4(c)(9) of the Bank Holding Company Act, to which it was subject and which would otherwise have required regulatory approval for Gemini to acquire a beneficial ownership of more than 4.9% of the Issuer (the "Restriction").

      On March 22, 1996, the Board of Governors of the Federal
Reserve System granted a consent under Section 4(c)(9) of the Bank Holding Company Act to an indirect shareholder of Gemini, which consent released Gemini from the Restriction.

      Under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficial ownership of securities which underlie derivative securities is established on the 60th day prior to the exercise date of the derivative security. With respect to Warrant No. 1, Gemini acquired beneficial ownership of such Warrant's underlying 313,600 shares of Common Stock on February 11, 1996. With respect to the Options and Warrant No. 2, Gemini was in a position to acquire beneficial ownership to the 470,000 shares of Common Stock underlying each of the Options and Warrant No. 2 on March 22, 1996, by sending a notice to the Issuer of the release of the Restriction on such date, although actual notice was only delivered on October 29, 1996. The beneficial ownership of Gemini of the Shares on March 22, 1996, represented 11.47% of the then-outstanding 6,045,672 shares of Common Stock plus the Shares.

      As previously disclosed on page 6 of Form S-3 dated October 28, 1996, filed by the Issuer, Gemini intended to exercise the Options and Warrants and sell the Shares through its wholly-owned subsidiary, Gemini Consulting, Inc., a New Jersey corporation ("Gemini NJ"). On October 29, 1996, Gemini assigned the Options and Warrants to Gemini NJ, which effected the exercise and sold the Shares pursuant to the Issuer's secondary offering of Common Stock that closed on November 18, 1996.

                     (Page 3 of 6 Pages)

      Neither Gemini nor Gemini NJ currently has any beneficial interest in any Common Stock or any other security of the Issuer. Gemini has caused Gemini NJ to file this Schedule 13D pursuant to
Section 13d of the Exchange Act with respect to Gemini's original acquisition of its 5% beneficial ownership of the Common Stock and Gemini NJ's recent disposition of all of its interest in the Common Stock.

Item 1.    Security and Issuer.

      The Issuer has its principal executive offices at Lincoln
North, 55 Old Bedford Road, Lincoln, Massachusetts 01773.  This
Schedule 13D relates to the Common Stock.

Item 2.    Identity and Background.

      This Schedule 13D is being filed by Gemini NJ which has its principal office at 25 Airport Road, Morristown, New Jersey
07960. The principal business of Gemini NJ is management consulting.

      During the last five years, neither Gemini nor Gemini NJ has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      In consideration of the purchase of the Warrants, Gemini paid the Issuer $1,600,000 in cash out of Gemini's working capital, and with respect to the grant of the Options, Gemini made in favor of the three grantors of the Options three promissory notes in an aggregate principal amount of $675,000. The exercise prices of the Options and Warrants were paid from the proceeds of the sale of the Shares.

Item 4.    Purpose of Transaction.

      The Options and Warrants were acquired by Gemini for investment purposes only.


Item 5.    Interest in Securities of the Issuer.

      Gemini became the beneficial owner under Rule 13d-3(d)(1) of the Exchange Act of all of the Shares on March 22, 1996, which at that time represented 11.47% of the Common Stock. As stated in the Preface to this Schedule 13D, Gemini caused Gemini NJ to sell all of the Shares on November 18, 1996, thereby divesting itself


                       (Page 4 of 6 Pages)
of all beneficial interests in the Common Stock. Neither Gemini nor Gemini NJ currently has any beneficial interest in any security of the Issuer.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the
           Issuer.

      None.

Item 7.    Material to be Filed as Exhibits.

      None.

                       (Page 5 of 6 Pages)

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December __, 1996

                                    Gemini Consulting, Inc.


                                    By:__________________________
                                       Name: Xavier Gonin
                                       Title: Treasurer

                       (Page 6 of 6 Pages)



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